UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Provide Modules for Largest Private Net-Metered System in Western Hemisphere

We, LDK Solar Co., Ltd., have signed an agreement with Advanced Solar Products, of Flemington, New Jersey, to supply 58,803 photovoltaic modules for the largest privately owned, net-metered solar project in the Western Hemisphere at the East Windsor, New Jersey campus of The McGraw-Hill Companies. A 14.1 megawatt state-of-the-art, ground-mounted system is expected to be installed under the project. According to the terms of the project, all panels will be delivered by November 2011. Construction on the project commenced on July 22, 2011 and the system is expected to be fully operational by the spring of 2012.

Our press release issued on August 2, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 2, 2011

Exhibit 99.1

LDK Solar to Provide Modules for Largest Private Net-Metered System in Western Hemisphere

XINYU CITY, China and SUNNYVALE, Calif., August 2, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the Company has signed an agreement with Advanced Solar Products, of Flemington, New Jersey, to supply 58,803 PV modules for the largest privately-owned, net-metered solar project in the Western Hemisphere at the East Windsor, New Jersey campus of The McGraw-Hill Companies (“the McGraw-Hill project”).

Advanced Solar Products will install a 14.1 Megawatt (MW) state-of-the-art, ground-mounted system, using Advanced Solar Products’ patented Solstice Mounting System. The Solstice Mounting System and the McGraw-Hill project have been approved by New Jersey’s Renewable Energy Manufacturing Incentive (NJREMI) program, which provides rebates to New Jersey residents, businesses, local governments, and non-profit organizations that purchase and install solar panels, inverters, and racking systems manufactured in New Jersey.

NJR Clean Energy Ventures (NJRCEV), a subsidiary of New Jersey Resources (NYSE: NJR), plans to invest $60 million to develop and install the system. The clean, renewable energy produced by the project is expected to reduce the equivalent of about 10 percent of McGraw-Hill’s annual carbon emissions.

According to the terms of the project, all panels will be delivered by November 2011. Construction on the project commenced July 22, 2011 and the system is expected to be fully operational by the spring of 2012.

“LDK Solar is very pleased to have been selected by Advanced Solar Products to provide the modules for this groundbreaking project,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We look forward to partnering with Advanced Solar, McGraw-Hill, NJR Clean Energy Ventures, the State of New Jersey and the other organizations involved.

“LDK Solar has recently invested in the establishment of a U.S. based sales and marketing operation in Silicon Valley, California. A project of this magnitude represents a tremendous opportunity to further expand our North America presence. We applaud McGraw-Hill’s commitment to renewable energy and look forward to helping bring this project to completion,” concluded Mr. Peng.

About Advanced Solar Products:

Since 1991, Advanced Solar Products (ASP) has been the region’s premier engineering and construction firm in the field of solar energy and sustainable technologies, including their proprietary Solstice ® Mounting System. Principals of the firm have been New Jersey leaders in developing renewable energy policy and promoting “green” (LEED) construction.

ASP’s experienced engineering team has designed and installed Photovoltaic (PV) systems for New Jersey public schools, municipalities, commercial buildings, farms and major utilities. ASP personnel have over 100 years collective experience in renewable energy. ASP provides turnkey design-build service, and has installed over 29 megawatts of ground and roof-mounted PV systems ranging in size from under 10 kilowatts to over 3 megawatts. www.advancedsolarproducts.com

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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